Exhibit 21.1

Subsidiaries of Navitas Semiconductor Corporation

Legal Name	Jurisdiction of Organization
Navitas Semiconductor Limited	Ireland

Navitas Semiconductor Ireland, LLC	Delaware

Navitas Semiconductor USA, Inc.	Delaware

Navitas Semiconductor HK Limited	Hong Kong

Navitas Semiconductor (Shanghai) Company Limited	China